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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-37908
CUSIP NUMBER 13462K109

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMPING WORLD HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

250 Parkway Drive, Suite 270
Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Camping World Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. In the Form 10-K, the Company expects to report material weaknesses in its internal control over financial reporting relating to the insufficient documentation of certain accounting policies and procedures within the Company’s retail segment, and ineffective transactional level and management review controls over the valuation of used trade-in inventory. The identified material weaknesses required the Company to perform additional procedures and analyses in connection with the Company’s annual financial statement close process and preparation of the Form 10-K, including the consolidated financial statements contained therein. As a result of these additional procedures and analyses, the Company is unable to file the Form 10-K within the prescribed time period. The Company expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any changes to the financial results it previously reported in its press release dated February 27, 2018.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our material weaknesses in internal control over financial reporting, the impact of the material weaknesses on our previously issued consolidated financial statements, the Company’s expectations regarding its financial results reported in its press release dated February 27, 2018 and the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: that the Company is not able to complete its Form 10-K in the time period that it currently expects, and the risk that the Company finds additional errors in its consolidated financial statements or discovers additional material weaknesses. These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, and our other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas F. Wolfe	(805)	667-4457
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAMPING WORLD HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2018	By:	/s/ Thomas F. Wolfe
Thomas F. Wolfe
Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).